Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

DRAFT Talking Points for use with ESG customers re: MCI Acquisition

Customer Benefits of MCI Acquisition

Strategic Overview: A Stronger Partner for Enterprise Customers

The acquisition of MCI underscores Verizon’s commitment to the enterprise market and accelerates our enterprise growth plan.

Verizon’s extensive metro access capabilities and MCI’s national and global presence, will allow us to support our enterprise customers faster and more efficiently than either company could do alone.

•	Our business customers will have a financially strong strategic and secure partner.

Single Source: “One Stop” Shopping

Our complementary strengths will make us a leading global provider of end-to-end solutions for Enterprise customers.

Acquiring MCI allows us to build on Verizon’s recent investments in systems and processes, positioning us to be a “one-stop” shop for all your telecom needs.

•	Enterprise customers will have from us a single point of accountability where all your needs are handled, including: Network & CPE, Local & LD, Wireline & Wireless, Legacy & IP, and fully managed both domestic and international.

•	We will build on our complementary strengths in services; with local, CPE and metro network experience on our side and IP and managed solution experience from MCI.

•	Customers will now have a single point of contact for Provisioning, Billing, Maintenance, Network Management, Integration and Trouble Resolution.

Service Focus: Ease of Doing Business

We will have the operational resources and investment capacity to drive efficiencies:

We will continue our focus on being a high quality provider and on being easy to do business with:

•	We will continue to improve our systems through automation and processes while making the necessary investments to increase efficiency. Historically we have been a leader in capital investment in the industry reflecting our ongoing commitment to being a quality provider along with our commitment to your needs for greater reach and density.

•	We will continue to be flexible in working with our enterprise customers and we will extend these initiatives with MCI

Core Strength: Global IP Backbone

A core strength of MCI is its network assets and its IP expertise:

The acquisition of MCI extends our already successful growth strategy, accelerating our long-term plans for greater reach that can address enterprise customers’ wide area networking and IP applications requirements.

•	MCI has the farthest-reaching global Internet backbone, touching 2,800+ cities, 4,500+ POPS, and covering 98,000 route miles. (see chart for complementary asset lists)

Superior Account Management: Coverage and Capabilities

Verizon sales account team’s stability and strong customer relationships have contributed to our success in the marketplace to date:

•	We will now be able to combine two world-class sales teams to the benefit of our customers and take advantage of complementary customer relationships by combining extensive local and metro expertise with MCI’s LD services and IP heritage.

•	At the same time, we will strengthen the vertical (e.g., Healthcare, Finance) applications we can offer customers by bringing together sales and service teams knowledgeable about industries ranging from education to healthcare to finance to government, regionally, nationally and globally.

•	We have, and will continue to invest in training our people — we understand how important it is that our employees understand technologies so they can better consult with you, our customers, who rely on our expertise.

Enhanced Portfolio: More Services for All Customers

Our new enhanced capabilities will extend our Enterprise Advance Portfolio more rapidly than before:

With the MCI acquisition, we will be able to offer a complete portfolio to meet any of your telecom needs, wherever your locations may be, including:

•	Premise (LAN, Voice Switching)

•	Access Network (Digital/Optical Bandwidth, Packet Interfaces, Wireless)

•	Transport Network (Packet, IP, Optical & Cellular)

•	Applications (VoIP, Security, Storage, Hosting, Mobility)

Right Deal; Right Time

The MCI acquisition improves Verizon’s ability to serve the enterprise space and makes MCI part of a company that can make full use of its assets and capabilities

The Enterprise market is key to Verizon’s long-term growth strategy. Verizon analyzed acquiring an IXC before but felt there were too many regulatory and political barriers. Therefore, we focused on growing organically through our Enterprise Advance strategy. A number of factors have occurred to make this the right time for this transaction:

•	First, the regulatory environment has changed sufficiently for us to pursue the acquisition of an IXC as the most logical and unified way to approach this marketplace.

•	Second, industry restructuring has picked up in recent months, which makes it even more of a strategic imperative for us to accelerate our strategy.

•	Third, we have the opportunity to purchase a high-quality strategic asset at a very fair price that can accelerate the path we are already headed down.

We’ve given a lot of thought to MCI’s operations, network and systems and believe we have the operational capabilities and financial strength to make these assets perform at peak efficiency.

Summary statement: Industry-Leading Position

We will be a leader in the industry’s move to IP.

Verizon has always maintained that the transition to IP should be an evolution, not a revolution. We will provide a complete suite of legacy and IP technologies, allowing you to choose the blended services that fit your business needs and transition to IP as your business dictates.

•	This acquisition builds on the industry’s furthest reaching IP backbone to produce a leading provider in this exciting technology transformation.

NOTE: We believe that the deal will close in 12 months

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.